Ms. Sheila Stout
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

February 13, 2017

The following are responses to questions during a conference call with Sheila Stout and
John Ganley on February 7, 2017 regarding Stock Dividend Fund,
 Inc.(811-21576, 333-
115091), and Small Cap Value Fund, Inc.(811-21782, 333-126383).


Responses to Questions/Inquiries in sequence of conference call:

1) In future shareholder letters in NCSR we will enhance our performance disclosure.

2) In N-1A, Investment Strategy section, we added language that more fully describes our quantitative approach and that our Strategy may result in a portfolio that has Sector risk.

3) Regarding our 40-17F2 filings
     a) We will discuss with our Auditor that filings must be made in a more timely
	manner than in the past.
     b) We are not sure why we made a filing on February 12 when the auditor report
	was dated February 13, but will make certain in the future that there is no
	discrepancy.
     c) We will make certain on future filings that time periods match, i.e. we assumed
	that an inspection period of January through August on our part was ok to file
	with an auditor report stating April-August the same year, given the overlap. We
	will correct this.

4) In our NCSR and N-1A, our financial tables now reflect 1-5-10 year performance representation.

5) In our NCSR we have added a Tax Matters section which covers the required disclosures.

6) In our NCSR, item 12, we have added the referenced filed date of our Code of Ethics and also showed how to obtain a copy.

7) In our NCSR, approval of advisory agreement section, we added details regarding performance and comparisons discussed by the Board.

8) In our NCSR, item 4, fees paid to the Auditor are now included.

9) In our NCSR, financial highlights table, the expense ratio for both Funds is a little high we think due to very high redemptions during the year, which affected the average net
asset value calculation in a slightly negative way versus the norm.
  I.e. the Funds are
relatively small, and the redemptions combined with downward performance during the year are meaningful when using month end only numbers for the calculations. There were no expenses charged over the stated amounts that could have cause the discrepancy.

10) In our NCSR, Statements and Liabilities, NAV is more prominently displayed.

11) In Stock Dividend Fund, Inc. NCSR, 2015 Schedule of Investments, it shows unaudited, and this is a typo. The entire NCSR was audited.

12) In our NCSR, regarding approximately $4,500 in ?2016 dividends paid in 2015?: It is never our goal to over or under distribute actual net income earned in any given year. In
2015, the Fund owned a large Canadian bank that went ex-dividend on 12/31/2015 and had a pay date of 1/27/2016. This required us to estimate the U.S dollar amount we would receive without knowing the exchange rate or ADR fees that would apply. We over-estimated the expected payment by about $4,500, and thus, in effect, distributed that amount too much in 2015. Thus the footnote of 2016 dividends paid in 2015. We do not expect this to be a problem in the future as the Fund no longer owns this position and
generally does not buy foreign ADR stocks.

13) In our NCSR, in Statement of Changes, we have added commentary that shows the balance of undistributed investment income at the bottom.

14) In our NCSR, in the Board of Directors section, we have added the term of one year and stated that all Directors have been with the Funds since inception.

15) In our 2015 NCSR for Small Cap Value Fund, Inc., in the Financial Highlights section, we show a loss of $0.20 from investment income but a distribution of $0.20.
This was a typo that resulted in an incorrect plug.  The correct number should have been
a gain of $0.20 from investment income, and thus the $0.20 distribution, and a loss of
$8.10 from net realized and unrealized depreciation, instead of a loss of $7.70.

16) In our 2015 NCSR for Small Cap Value Fund, Inc., the turnover stated in the
Financial Highlights at 48.14% is correct.  I am not sure why in the shareholder letter we
ended up stating 50.22%.  We will be more careful in the future.

17) In our 2015 NCSR, footnote 8, redemption fees, there was a typo on the date, it should have read 12/31/15 versus 12/31/14.


Thank you for your comments and recommendations.


Please call me if you have any questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings, and that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing, and that the Fund may not
assert SEC staff comments as a defense in any proceeding initiated by the Commission or
any person under the federal securities laws of the United States.